UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

1 July 2006

Imperial Chemical Industries PLC ———————————————————————————————————
(Translation of registrant’s name into English)

20 Manchester Square London W1U 3AN
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Imperial Chemical Industries PLC

Date: 07/05/2006	By:	ANDY MARK RANSOM
	Name:	ANDY MARK RANSOM
	Title:	GENERAL COUNSEL AND COMPANY SECRETARY

EXHIBIT INDEX

Exhibit No.	Description

99.1	NOTIFICATION OF MAJOR INTEREST IN SHARES
99.2	NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
99.3	NOTIFICATION OF MAJOR INTEREST IN SHARES
99.4	NOTIFICATION OF MAJOR INTEREST IN SHARES
99.5	SCHEDULE 5 BLOCKLISTING SIX MONTHLY RETURN
99.6	ICI AGREES SALE OF UNIQEMA FOR £410 MILLION
99.7	NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
99.8	NOTIFICATION OF MAJOR INTEREST IN SHARES